UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant

to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended March 31, 2007

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR

MANUFACTURING LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D

Street 2, Singapore 738406

(65) 6362-2838

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816) and Form S-8 (Registration No. 333-116844).

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “Chartered” are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore, and its consolidated subsidiaries.

In this Quarterly Report on Form 6-K (“Quarterly Report”), all references to “$”, “US$”, “dollars” and “U.S. dollars” are to the legal currency of the United States, and all references to “S$” and “Singapore dollars” are to the legal currency of Singapore. References to a particular “fiscal” year are to our fiscal year ended December 31 of that year.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to our Fab 7, our target for the cash and cash equivalents balance as of December 31, 2007, our sources of liquidity, cash flow, funding needs and financings, and our expected depreciation and amortization and capital expenditures for the period up to December 31, 2007, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends or specific products; competition from other foundries; unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix, and unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our technology and supply alliances (including our joint development agreements with IBM, Infineon, Samsung and Freescale); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in “Item 3. Key Information – D. “Risk Factors” in our 2006 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	U.S. GAAP As of
	December 31, 2006	March 31, 2007
	(Refer to Note 2)
ASSETS
Cash and cash equivalents	$718,982	$518,446
Restricted cash	43,063	41,400
Marketable securities	2,283	2,882
Receivables, less allowances of $7,976 in 2006 and $7,482 in 2007	243,361	218,355
Inventories	158,172	171,483
Other current assets	17,225	20,235

Total current assets	1,183,086	972,801

Investment in associated companies	36,044	29,309
Technology licenses, net	84,991	79,414
Property, plant and equipment, net	2,273,119	2,426,068
Other non-current assets	42,316	42,322

Total assets	$3,619,556	$3,549,914

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
Payables	$302,004	$299,408
Current installments of long-term debt and capital lease obligations	127,627	128,034
Other current liabilities	182,758	136,623

Total current liabilities	612,389	564,065

Long-term debt and capital lease obligations, excluding current installments	1,280,972	1,245,934
Other non-current liabilities	48,936	46,493

Total liabilities	1,942,297	1,856,492

Convertible redeemable preference shares	246,174	248,555

Share capital	2,704,215	2,712,669
Accumulated deficit	(1,219,299)	(1,213,960)
Accumulated other comprehensive loss	(53,831)	(53,842)

Total shareholders’ equity	$1,431,085	$1,444,867

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,619,556	$3,549,914

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	U.S. GAAP Three Months Ended March 31,
	2006	2007
Net revenue	$355,231	$323,796
Cost of revenue	262,453	252,217

Gross profit	92,778	71,579

Other revenue	5,021	5,622

Operating expenses:
Research and development	34,879	37,857
Sales and marketing	13,571	14,245
General and administrative	9,678	9,916
Other operating expense (income), net	(674)	4,782

Total operating expenses	57,454	66,800

Equity in income of SMP	10,170	5,278
Other loss, net	(7,339)	(1,051)
Interest income	10,097	7,862
Interest expense and amortization of debt discount	(24,796)	(15,932)

Income before income taxes	28,477	6,558
Income tax expense	6,502	1,219

Net income	21,975	5,339
Less: Accretion to redemption value of convertible redeemable preference shares	2,424	2,381

Net income available to ordinary shareholders	$19,551	$2,958

Net earnings per ordinary share and ADS

Basic net earnings per ordinary share	$0.01	$0.00
Diluted net earnings per ordinary share	$0.01	$0.00

Basic net earnings per ADS	$0.08	$0.01
Diluted net earnings per ADS	$0.08	$0.01

Number of ordinary shares (in millions) used in computing:
Basic net earnings per ordinary share	2,513.9	2,536.8
Effect of dilutive securities	350.3	7.0

Diluted net earnings per ordinary share	2,864.2	2,543.8

Number of ADS (in millions) used in computing:
Basic net earnings per ADS	251.4	253.7
Effect of dilutive securities	35.0	0.7

Diluted net earnings per ADS	286.4	254.4

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

(In thousands)

	U.S. GAAP Three Months Ended March 31,
	2006	2007
Net income	$21,975	$5,339
Net unrealized gains (losses) on change in cash flow hedging activity fair values	740	(2,199)
Share of cash flow hedging activity gains of SMP	4	—
Reclassification of cash flow hedging activity (gains) losses into earnings	(10)	1,956
Unrealized gains (losses) on available-for-sale securities	(161)	186
Reclassification of realized losses on available-for-sale securities into earnings	2,698	—
Foreign currency translation	—	46

Other comprehensive income (loss), net	3,271	(11)

Comprehensive income	$25,246	$5,328

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	U.S. GAAP Three Months Ended March 31,
	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$21,975	$5,339
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of SMP	(10,170)	(5,278)
Cash dividends received from SMP	10,513	8,376
Depreciation and amortization	131,605	119,301
Foreign exchange gain, net	(529)	(578)
Gain on disposal of property, plant and equipment	(3,951)	(642)
Others, net	9,860	2,646
Changes in assets and liabilities:
Receivables	(12,498)	26,617
Inventories	(20,278)	(13,311)
Other current assets	(2,886)	(3,623)
Payables and other liabilities	1,388	(13,588)

Net cash provided by operating activities	125,029	125,259

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(65,683)	(286,787)
Payments for technology licenses	(4,425)	(3,015)
Refundable deposits placed with a vendor	(15,000)	—
Refund of deposits placed with a vendor	35,000	—
Proceeds from sale of property, plant, equipment	8,586	4,551
Return of capital from SMP	4,133	4,900
Others	(558)	(1,196)

Net cash used in investing activities	(37,947)	(281,547)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt repayments	(82,691)	(36,750)
Capital lease payments	(1,409)	(980)
Receipts of refundable customer deposits	45,183	—
Refund of customer deposits	(21,839)	(10,550)
Issuance of ordinary shares	872	1,422
(Increase) decrease in cash restricted for debt repayment	(638)	1,663
Others	5,752	(900)

Net cash used in financing activities	(54,770)	(46,095)

Effect of exchange rate changes on cash and cash equivalents	529	1,847
Net increase (decrease) in cash and cash equivalents	32,841	(200,536)
Cash and cash equivalents at the beginning of the period	819,856	718,982

Cash and cash equivalents at the end of the period	$852,697	$518,446

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars

In thousands (except per share data)

1.	Basis of Presentation

The interim unaudited condensed consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“US GAAP”).

The interim unaudited condensed consolidated financial statements reflect the accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

Due to cumulative losses, the obligation of the minority shareholders of Chartered Silicon Partners Pte Ltd (“CSP”) was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in the consolidated statements of operations. The effect of this on the results of operations:

	Three Months Ended March 31,
	2006	2007
Losses not allocated to the minority shareholders of CSP according to their proportionate ownership	$2,969	$4,253

The cumulative losses not allocated to the minority shareholders of CSP according to their proportionate ownership as of December 31, 2006 and March 31, 2007 are $207,274 and $211,527, respectively.

2.	Prior period adjustments

In the first quarter of 2007, the Company determined that it should have reversed a portion of its income tax payable in prior years due to receipt of evidence which supported an uncertain tax position. The Company also determined that it historically did not correctly capitalize certain production costs as inventory. The Company has determined these errors are immaterial to the 2006 and earlier consolidated financial statements. The Company has recorded an increase (decrease) in the income tax payable, inventories, and accumulated deficit balances of $(1,103), $1,125 and $(2,228), respectively, in the December 31, 2006 Consolidated Balance Sheet within this filing to reflect the impact of the correction of these misstatements. There is no impact on the comparative amounts presented for the first quarter of 2006 arising from these errors.

3.	Use of Estimates

The preparation of the interim unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Estimates are based on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Significant items subject to judgment and such estimates include estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, the realization of deferred income tax assets, valuation of accounts receivable and inventories, the recognition and measurement of revenue and sales credits and returns allowance, and the fair value of share-based employee compensation awards and financial instruments. Actual results could differ from these estimates.

During 2006, the Company changed the estimated salvage values in relation to certain eight-inch process equipment and machinery to reflect higher expected salvage values than the Company had historically estimated. The change in the estimated salvage values is a change in accounting estimate that was applied prospectively from July 1, 2006. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was an improvement to the Company’s net income by $4,212 for the quarter ended March 31, 2007, resulting in an improvement of basic and diluted net earnings per American Depository Shares (“ADS”) by $0.02 for the quarter ended March 31, 2007. Basic and diluted net earnings per ordinary share for the quarter ended March 31, 2007 were $0.00, both before and after the impact of this change.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars

In thousands (except per share data)

4.	Net Earnings Per Ordinary Share

Basic net earnings per ordinary share is computed by deducting from net income the accretion to redemption value of the convertible redeemable preference shares over the weighted average number of ordinary shares outstanding. Diluted net earnings per ordinary share is computed by deducting from net income the accretion to redemption value of the convertible redeemable preference shares over the weighted average number of ordinary shares outstanding plus dilutive potential ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method and other potentially dilutive securities outstanding, such as convertible redeemable preference shares.

The Company excluded potentially dilutive securities for each period presented from its diluted net earnings per ordinary share computation because either the exercise price or conversion price of the securities exceeded the average fair value of the Company’s share price or when the accretion to redemption value of convertible securities per ordinary share obtainable on conversion exceeds basic net earnings per ordinary share, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities and the range of related exercise prices are as follows:

	Three Months Ended March 31,
	2006	2007
Convertible redeemable preference shares	—	325,144
Call options with Goldman Sachs International	214,792	214,792
Employee stock options	85,093	90,032
Convertible debt	36,033	—

The conversion price of the convertible debt outstanding was S$4.7980 per share (equivalent to approximately US$26.7701 per ADS) as of March 31, 2006. The weighted average exercise prices of employee stock options outstanding were $2.05 and $1.90 as of March 31, 2006 and 2007, respectively. The call options have a per share exercise price of S$1.60 and $1.4080 as of March 31, 2006 and 2007, respectively. The conversion price of the convertible redeemable preference shares is $0.8719 per share.

5.	Inventories

	As of
	December 31, 2006	March 31, 2007
Raw materials	$13,306	$20,903
Work-in-progress	138,339	144,186
Consumable supplies and spares	6,527	6,394

	$158,172	$171,483

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars

In thousands (except per share data)

6.	Income Taxes

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109, “Accounting for Income Taxes” (“FIN 48”). In May 2007, the FASB amended this guidance by issuing FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48” (“FSP FIN 48-1”). FSP FIN 48-1 provides that a company’s tax position will be considered settled if the taxing authority has completed its examination, the company does not plan to appeal, and it is remote that the taxing authority would reexamine the tax position in the future.

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, as a result of which the Company recorded a liability of $6,307 for unrecognized income tax benefits, all of which would affect the effective tax rate if recognized. The adoption of FIN 48 did not have an impact on accumulated deficit as the Company had previously recorded the full amount of the unrecognized tax benefits as part of current taxes payable, however the balance was reclassified as a non-current liability under FIN 48 because the Company does not anticipate payment within one year.

As of March 31, 2007, the liability for unrecognized tax benefits was $5,691. The decrease since the date of adoption related primarily to the receipt of documentary evidence during the first quarter of 2007 which supports a position taken in prior years’ income tax returns. As there are now sufficient technical merits that this tax position has met the more-likely-than-not recognition threshold, the tax benefits have been recognized. The Company does not anticipate any significant changes to the total amounts of unrecognized tax benefits within the next 12 months.

The Company’s accounting policy is to treat interest and penalties as a component of income taxes. However, the tax law in the Company’s primary tax jurisdiction, Singapore, only imposes interest and penalties on tax underpayments related to tax positions which contravene the provisions of the Singapore income tax legislation. As of March 31, 2007, the Company has not recognized any interest or penalties in the consolidated statement of operations and the consolidated statement of financial position.

The Company is subject to taxation in Singapore and other foreign tax jurisdictions. As of January 1, 2007, a summary of the tax years that remain subject to examination in the Company’s major tax jurisdictions are:

Major tax jurisdiction	Tax years that remain subject to examination
Singapore	2000 and forward

United States of America	2004 and forward

7.	Long-term Debt and Obligations under Capital Leases

Long-term debt consists of:

	As of
	December 31, 2006	March 31, 2007
Floating rate loans:
Exim Guaranteed Loan	324,277	291,849
Bank of America Term Loan	50,000	50,000
5.75% senior notes due 2010	371,904	372,096
6.00% amortizing bonds due 2010	38,433	34,111
6.25% senior notes due 2013	297,405	297,488
6.375% senior notes due 2015	246,805	246,875
Other	2,836	4,156

	1,331,660	1,296,575
Less: Current installments of long-term debt	(123,629)	(123,892)

Long-term debt, excluding current installments	$1,208,031	$1,172,683

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — in US Dollars

In thousands (except per share data)

Obligations under capital leases:

	As of
	December 31, 2006	March 31, 2007
Minimum future lease payments	$124,194	$124,106
Amount representing interest at rates of 5.9% to 7.9%	(47,255)	(46,713)

Present value of minimum future lease payments	76,939	77,393
Less: Current installments	(3,998)	(4,142)

Obligations under capital leases, excluding current installments	$72,941	$73,251

Current installments of:
Long-term debt	$123,629	$123,892
Obligations under capital leases	3,998	4,142

	$127,627	$128,034

Non-current portion, excluding current installments:
Long-term debt	$1,208,031	$1,172,683
Obligations under capital leases	72,941	73,251

	$1,280,972	$1,245,934

	Weighted Average Interest Rates As of
	December 31, 2006	March 31, 2007
Debt obligations at floating rates	5.80%	5.59%
Debt obligations at fixed rates	6.08%	6.08%
Obligations under capital leases	7.08%	7.08%

8.	Share Capital

In March 2006, the Company entered into a call option transaction (“2006 Option”) with Goldman Sachs International (“GS”) to replace the call option transaction that the Company had previously entered into with GS in August 2004 (“2004 Option”) with an expiration date of April 2, 2006. Under the 2006 Option, GS could purchase up to 214.8 million of Chartered ordinary shares at S$1.60 per share should the Company early terminate the 2006 Option in the first year and S$2.15 per share thereafter. Prior to the modification of the 2006 Option as mentioned below, the 2006 Option was accounted for as a derivative instrument that was dual indexed to the Company’s ordinary share price and currency exchange rates.

On March 9, 2007, the Company modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a US dollar-denominated option. The modification was based on the exchange rate of S$1.5268 per US$1.00 on March 9, 2007. Under the modified terms of the 2006 Option, GS is entitled to purchase up to 214.8 million of new ordinary shares at US$1.408 per share and the Company may terminate the transaction early, in whole or in part, if the closing price of Chartered ordinary shares is equal to or higher than US$1.760 (equivalent to 125% of the US$1.408 strike price) on each of any 20 business days in any consecutive 30 business-day period. Should the Company exercise this right and opt for physical settlement, GS will be required to buy the number of new ordinary shares relating to the terminated portion of the 2006 Option at US$1.408 per share. The Company continues to have the right to cash settle the 2006 Option. Under the terms of the 2006 Option, if the option is exercised, the Company has the right either to issue new shares to GS or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011. As of March 31, 2007, the US dollar denominated option is accounted for as shareholders’ equity in the consolidated balance sheet.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth our interim unaudited condensed consolidated statements of operations data as a percentage of net revenue for the periods indicated:

	U.S. GAAP Three Months Ended March 31,
	2006	2007
Consolidated Statements of Operations data:

Net revenue	100.0%	100.0%
Cost of revenue	73.9	77.9

Gross profit	26.1	22.1

Other revenue	1.4	1.7

Operating expenses:
Research and development	9.8	11.7
Sales and marketing	3.8	4.4
General and administrative	2.7	3.0
Other operating expenses (income), net	(0.2)	1.5

Total operating expenses	16.1	20.6

Equity in income of SMP	2.9	1.6
Other loss, net	(2.1)	(0.3)
Interest income	2.8	2.4
Interest expense and amortization of debt discount	(7.0)	(4.9)

Income before income taxes	8.0	2.0
Income tax expense	1.8	0.4

Net income	6.2%	1.6%
Less: Accretion to redemption value of convertible redeemable preference shares	0.7	0.7

Net income available to ordinary shareholders	5.5%	0.9%

The following table sets forth a breakdown of revenue by market sector for the periods indicated:
	Three Months ended March 31,
	2006	2007
Communications	31%	34%
Computer	18	43
Consumer	49	20
Other	2	3

Total	100%	100%

The following table sets forth a breakdown of revenue by geographical region for the periods indicated:
	Three Months ended March 31,
	2006	2007
Americas	72%	80%
Europe	12	7
Asia-Pacific	13	12
Japan	3	1

Total	100%	100%

The following table sets forth a breakdown of revenue by technology (micron) for the periods indicated:

	Three Months ended March 31,
	2006	2007
0.09 and below	27%	29%
Up to 0.13	27	32
Up to 0.18	7	7
Up to 0.25	9	9
Up to 0.35	19	13
Above 0.35	11	10

Total	100%	100%

THREE MONTHS ENDED MARCH 31, 2006 AND MARCH 31, 2007

Net revenue

We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, under some arrangements with our customers, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. As a dedicated foundry, our financial performance, including our revenue, largely depends on a number of factors including timeliness in introducing technology and manufacturing solutions, ability to enter into arrangements with diverse customers for high volume production of our wafers, utilization rate of our capacity, and external factors such as pricing and general semiconductor market conditions and industry cycles.

Net revenue decreased 8.8% from $355.2 million in the first quarter of 2006 to $323.8 million in the first quarter of 2007 due primarily to lower shipments in the first quarter of 2007. Included in our net revenue for the first quarter of 2007 was a payment of $5.0 million from a customer upon the modification of a contract. There was no such payment in the first quarter of 2006.

Shipments decreased by 6.0% from 318,237 wafers (eight-inch equivalent) in the first quarter of 2006 to 299,238 wafers (eight-inch equivalent) in the first quarter of 2007. Average Selling Price (“ASP”) was $1,089 per wafer (eight-inch equivalent) in the first quarter of 2006 compared to $1,071 per wafer (eight-inch equivalent) in the first quarter of 2007. ASP in the first quarter of 2007 included the impact of the $5.0 million payment received from a customer upon the modification of a contract as mentioned above.

Revenue from the computer sector increased by 118% between the first quarters of 2006 and 2007, resulting in the computer sector being our highest revenue contributor increasing from 18% of our total revenue in the first quarter of 2006 to 43% of our total revenue in the first quarter of 2007. The increase in revenue from the computer sector was due primarily to significantly higher demand for workstations, personal computer and motherboard devices in the first quarter of 2007 compared to the first quarter of 2006. Conversely, revenue from the consumer sector, which was our highest revenue contributor in the first quarter of 2006 and represented 49% of our total revenue in the first quarter of 2006, decreased by 63% and represented 20% of our total revenue in the first quarter of 2007. The decrease in revenue from the consumer sector was due primarily to significantly lower demand for video game device. There was no significant change in revenue from the communications sector as higher demand for wireless broadband access and wireless local area network devices, and to a lesser extent, higher demand for cable modem devices, was partially offset by lower demand for local area network switches/routers/hubs/cards devices. Revenue from the communications sector represented 31% and 34% of our total revenue in the first quarters of 2006 and 2007, respectively.

Although the revenue contribution from the Americas region increased from 72% of our total revenue in the first quarter of 2006 to 80% of our total revenue in the first quarter of 2007, the absolute dollar increase was only $1.9 million as the significantly higher demand for workstations, personal computer and motherboard devices was offset by significantly lower demand for video game devices. The revenue contribution from the Europe region decreased from 12% of our total revenue in the first quarter of 2006 to 7% of our total revenue in the first quarter of 2007 as revenue from the Europe region decreased by $18.4 million between the first quarters of 2006 and 2007. The decrease is driven primarily by lower demand for MP3/CD/MD audio player/recorder devices and mobile phone handsets. Revenue from all other regions remained largely unchanged in terms of their percentage contributions to our total revenue between the first quarters of 2006 and 2007, respectively.

Revenue from our 0.13um and smaller process geometry technologies continued to increase in terms of percentage contribution to our total revenue. Such revenue represented 54% of our total revenue in the first quarter of 2006 as compared to 61% of our total revenue in 2007, of which 27% and 29% of our total revenue was attributable to revenue from our 90nm and below technologies in the first quarters of 2006 and 2007, respectively.

Cost of revenue

Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, subcontracted expenses for assembly and test services, masks generation costs and amortization of certain technology licenses. Cost of revenue decreased by 3.9% from $262.5 million in the first quarter of 2006 to $252.2 million in the first quarter of 2007. Depreciation continued to be a significant portion of our cost of revenue, comprising 43.8% and 40.6% of our cost of revenue in the first quarters of 2006 and 2007, respectively.

The unit cost of a wafer generally fluctuates with changes in levels of shipment as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over the number of wafers shipped. Cost per wafer shipped increased by 4.1% from $805 (eight-inch equivalent) in the first quarter of 2006 to $838 (eight-inch equivalent) in the first quarter of 2007, primarily as a result of lower production levels resulting in lower shipments between the first quarters of 2006 and 2007.

In the third quarter of 2006, we changed the estimated salvage values in relation to certain eight-inch equipment and machinery to reflect higher expected salvage values than we have historically estimated. These equipment and machinery primarily support our advanced technologies. The change in the estimated salvage values is a change in accounting estimate that was applied prospectively from July 1, 2006. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was a reduction to our cost of revenue of $4.2 million in the first quarter of 2007.

We record grant income as a reduction of the expenses that the grants are intended to reimburse. The impact of such grants was a reduction to our cost of revenue of $0.1 million and $5.8 million in the first quarters of 2006 and 2007, respectively.

Gross profit

Our gross profit decreased from $92.8 million in the first quarter of 2006 to $71.6 million in the first quarter of 2007, due primarily to lower revenues resulting primarily from lower shipments.

In the first quarters of 2006 and 2007, we sold some of our inventories that we had written down to their estimated net realizable value in the previous quarters at prices which were higher than our previous estimate of the net realizable value. Such sales improved our gross profit by approximately $1.2 million and $0.1 million in the first quarters of 2006 and 2007, respectively. In addition, we received a payment from a customer upon the modification of a contract which improved our gross profit by $5.0 million in the first quarter of 2007. There was no such payment in the first quarter of 2006. Our gross profit was also impacted by $0.1 million and $5.8 million of grant income in the first quarters of 2006 and 2007, respectively, which was recorded as a reduction to our cost of revenue. The change in the estimated salvage values in relation to certain eight-inch equipment and machinery which was applied prospectively from July 1, 2006 as mentioned above also improved our gross profit by $4.2 million in the first quarter of 2007.

Other revenue

Other revenue was $5.0 million in the first quarter of 2006 compared to $5.6 million in the first quarter of 2007, and related to rental income and management fees.

Research and development expenses

Research and development, or R&D, expenses consist primarily of our share of expenses related to joint-development projects with IBM, Samsung, Infineon and Freescale, payroll related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for design of integrated circuits. R&D expenses increased by 8.5% from $34.9 million in the first quarter of 2006 to $37.9 million in the first quarter of 2007 due primarily to higher development activities related to the 65nm and 45nm technology nodes. The impact of grants recorded as a reduction to our research and development expenses was $3.1 million in the first quarter of 2007. There were no such grants in the first quarter of 2006.

Sales and marketing expenses

Sales and marketing expenses consist primarily of payroll related costs for sales and marketing personnel, electronic design automation, or EDA, related expenses and costs related to pre-contract customer design validation activities. EDA-related expenses and costs related to pre-contract customer design validation activities relate to efforts to attract new customers and expand our penetration of existing customers. Sales and marketing expenses increased by 5.0% from $13.6 million in the first quarter of 2006 to $14.2 million in the first quarter of 2007 due primarily to higher financial support for pre-contract customer design validation activities. Sales and marketing expenses as a percentage of revenue remained at approximately similar levels in the first quarters of 2006 and 2007 at 3.8% and 4.4%, respectively.

General and administrative expenses

General and administrative, or G&A, expenses consist primarily of payroll related costs for administrative personnel, consultancy and professional fees and depreciation of equipment used in G&A activities. G&A expenses remained essentially flat at $9.7 million and $9.9 million in the first quarters of 2006 and 2007, respectively. G&A expenses as a percentage of revenue remained at approximately similar levels in the first quarters of 2006 and 2007 at 2.7% and 3.1%, respectively.

Other operating expenses (income), net

We recorded other operating income, net, of $0.7 million in the first quarter of 2006 compared to other operating expenses, net, of $4.8 million in the first quarter of 2007. This is due primarily to lower gains from the disposal of fixed assets and higher losses resulting from foreign currency fluctuations in the first quarter of 2007 as compared to the first quarter of 2006.

Equity in income of SMP

Equity in income of Silicon Manufacturing Partners Pte Ltd (“SMP”) was $10.2 million in the first quarter of 2006 compared to $5.3 million in the first quarter of 2007, due primarily to lower revenues resulting from lower ASP per wafer and lower shipments in the first quarter of 2007. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In the first quarter of 2006, the equity in income of SMP was $10.2 million compared to our total net income of $22.0 million, while in the first quarter of 2007, the equity in income of SMP was $5.3 million compared to our total net income of $5.3 million.

The following information summarizes our total business base revenue, which includes our share of SMP revenue, in the first quarters of 2006 and 2007. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with LSI Technology (Singapore) Pte Ltd (formerly known as Agere Systems Singapore Pte Ltd), the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Three Months ended March 31,
	2006	2007
	(In millions)
Net revenue (U.S. GAAP)	$355.2	$323.8
Chartered’s share of SMP revenue	$30.9	$21.5
Net revenue including Chartered’s share of SMP	$386.1	$345.3

The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Three Months ended March 31, 2006		Three Months ended March 31, 2007
	Excluding Chartered’s share of SMP	Including Chartered’s Share of SMP	Excluding Chartered’s Share Of SMP	Including Chartered’s Share of SMP
Shipments (in thousands)*	318.2	349.4	299.2	325.6
ASP per wafer	$1,089	$1,080	$1,071	$1,051

Note:

*	Eight-inch equivalent wafers

Other loss, net

Other loss, net, of $7.3 million in the first quarter of 2006 related primarily to losses of $4.7 million arising from changes in the fair value on our derivative instruments and an other-than-temporary impairment loss of $2.7 million on securities classified as available for sale. Other loss, net, of $1.1 million in the first quarter of 2007 related primarily to losses arising from changes in the fair value on our derivative instruments.

Interest income

Interest income decreased by 22.1% from $10.1 million in the first quarter of 2006 to $7.9 million in the first quarter of 2007, due primarily to lower average cash balances, partially offset by higher interest rates in the first quarter of 2007.

Interest expense and amortization of debt discount

Interest expense and amortization of debt discount decreased by 35.7% from $24.8 million in the first quarter of 2006 to $15.9 million in the first quarter of 2007 due primarily to higher interest capitalization associated with higher capital expenditures related to our 90nm and below technologies in the first quarter of 2007.

Income tax expense

We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In the first quarter of 2006, we recorded income tax expense of $6.5 million on a profit before income taxes of $28.5 million. In the first quarter of 2007, we recorded income tax expense of $1.2 million on an income before income taxes of $6.6 million. In computing the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual effective tax rate to income before income taxes to derive the income tax expense for the quarter. The decrease of $5.3 million in income tax expense is due primarily to a lower income before income taxes in the first quarter of 2007 compared to the first quarter of 2006. Tax expense was also reduced by the reversal of a tax provision of $0.8 million in the first quarter of 2007 due to the receipt of additional documentary evidence related to an uncertain tax position. The effective tax rate decreased between the first quarter of 2006 and the first quarter of 2007 primarily as a result of the reversal of the tax provision mentioned above, partially offset by a higher effective tax rate impact from non-deductible expenses.

Accretion to redemption value of convertible redeemable preference shares

In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. The accretion charges were $2.4 million in the first quarters of 2006 and 2007, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Current and expected liquidity

As of March 31, 2007, our principal sources of liquidity included $518.4 million in cash and cash equivalents, and $380.3 million of unutilized banking facilities consisting of term loans and bank credit lines. We entered into a new banking facility of $50.0 million in April 2007 for which the availability also commenced in April 2007. In addition, we renewed a banking facility of $150.0 million in March 2007, the availability of which will commence in July 2007.

Our working capital decreased by $162.0 million from $570.7 million as of December 31, 2006 to $408.7 million as of March 31, 2007. The decrease resulted primarily because we delayed the draw down of our existing loan facilities in order to lower our interest cost and instead utilized our available cash balances to finance our capital expenditures, which are primarily for our 90nm and below capacity. Working capital is calculated as the excess of current assets over current liabilities.

In March 2006, we entered into a call option transaction (“2006 Option”) with Goldman Sachs International (“GS”) to replace the call option transaction that we had previously entered into with GS in August 2004 with an expiration date of April 2, 2006. Under the 2006 Option, GS could purchase up to 214.8 million of our ordinary shares at S$1.60 per share should we early terminate the 2006 Option in the first year and S$2.15 per share thereafter. Under the terms of the 2006 Option, if the option was exercised, we had the right either to issue new shares to GS or to settle the transaction in cash.

On March 9, 2007, we modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a US dollar-denominated option. The modification was based on the exchange rate of S$1.5268 per US$1.00 on March 9, 2007. Under the modified terms of the 2006 Option, GS is entitled to purchase up to 214.8 million of new ordinary shares at US$1.408 per share and we may terminate the transaction early, in whole or in part, if the closing price of our ordinary shares is equal to or higher than US$1.760 (equivalent to 125% of the US$1.408 strike price) on each of any 20 business days in any consecutive 30 business-day period. Should we exercise this right and opt for physical settlement, GS will be required to buy the number of new ordinary shares relating to the terminated portion of the 2006 Option at US$1.408 per share. We continue to have the right to cash settle the 2006 Option. If the 2006 Option is not exercised or terminated earlier, it will expire on

March 29, 2011.

Our target cash and cash equivalents balance as of December 31, 2007 is approximately $700 million. This is based on our cash and cash equivalents of $518 million as of March 31, 2007, planned draw downs of our existing credit facilities of approximately $379 million, expected cash outflows for capital expenditures of approximately $513 million primarily for increasing 65nm and below capacity, and debt repayments of approximately $87 million for the remaining period up to December 31, 2007. Achieving our target cash and cash equivalents balance also depends on our ability to generate operating cash flow in 2007 and will depend largely on our operations and other factors, as discussed in “Item 3. Key Information — D. Risk Factors — Risks Related To Our Operations — Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance” and elsewhere in the Company’s Form 20-F for the year ended December 31, 2006.

The Bank of America Term Loan of $50.0 million which was fully drawn down in 2005 has been fully repaid in April 2007.

Based on our current level of operations, we believe that our cash on hand, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our 2007 capital and research and development expenditures and working capital needs. Depending on the pace of our future growth and technology upgrades and migration, we may require additional financing from time to time, including for purposes of funding the capital expenditure to bring Fab 7 to its estimated total capacity of 45,000 300-mm wafers per month. See the “— Liquidity and Capital Resources — Historic investing cash flows and capital expenditures “ section below for more details on our capital expenditures. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing.

There can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future, or that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders. We believe the uncertainties that exist regarding our liquidity include, without limitation, the following:

•

Ability to Increase Revenue and Margins — If our revenues and margins were to decline, our ability to generate net cash from operating activities in a sufficient amount to meet our cash needs could be adversely affected.

•	Debt Ratings—Our ability to obtain external financing and the related cost of borrowing are affected by our debt ratings.

Historical cash flows

The following table sets forth the summary of our cash flows for the periods presented:

	Three Months ended March 31,
	2006	2007
	(In thousands)
Net cash provided by operating activities	$125,029	$125,259
Net cash used in investing activities	$(37,947)	$(281,547)
Net cash used in financing activities	$(54,770)	$(46,095)

Historical operating cash flows

Net cash provided by operating activities was $125.0 million and $125.3 million in the first quarters of 2006 and 2007, respectively. The $0.3 million increase in cash flow from operating activities in the first quarter of 2007 as compared to the first quarter of 2006 was due primarily to higher collections, offset by higher payments for operating expenses.

Historical investing cash flows and capital expenditures

Net cash used in investing activities was $37.9 million and $281.5 million in the first quarters of 2006 and 2007, respectively. Investing activities consisted primarily of capital expenditures totaling $65.7 million and $286.8 million in the first quarters of 2006 and 2007, respectively, primarily for our 90nm and below technologies. Investing activities in the first quarter of 2006 also included a refund of deposits placed with a vendor of $35.0 million and placement of a refundable deposit of $15.0 million to secure wafer capacity for one of our more advanced technologies. There was no such refund of deposits or placement of refundable deposits in the first quarter of 2007.

We continue to expect our capital expenditures for 2007 to be approximately $800 million, primarily for increasing 65nm and below capacity. As of December 31, 2006 and March 31, 2007, we have spent an accumulated total of $1,638.6 million and $1,868.8 million respectively, on the equipping of Fab 7. As of December 31, 2006 and March 31, 2007, we had commitments on contracts for capital expenditures of $525.2 million and $304.0 million respectively.

The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry as discussed in “Item 3. Key Information — D. Risk Factors” and elsewhere in the Company’s Form 20-F for the year ended December 31, 2006.

Historical financing cash flows

The net cash used in financing activities was $54.8 million and $46.1 million in the first quarter of 2006 and 2007 respectively. The reduction of $8.7 million is due primarily to lower debt repayments in the first quarter of 2007. Cash flows from financing activities in the first quarter of 2006 also included receipt of customer deposits of $45.2 million while there were no such receipts in the first quarter of 2007. We made refunds of customer deposits of $21.8 million in the first quarter of 2006 compared to $10.6 million in the first quarter of 2007.

The restricted cash related to cash amounts reserved in a bank account and restricted for the purpose of semi-annual principal and interest repayments of the EXIM Guaranteed Loan. The decrease in restricted cash for the three months ended March 31, 2007 compared to the three months ended March 31, 2006 was due primarily to a lower interest rate and a lower outstanding loan balance of the EXIM Guaranteed Loan.

INVESTMENT IN SMP

Our investment in SMP as of December 31, 2006 and March 31, 2007 is shown below:

	As of
	December 31, 2006	March 31, 2007
	(In thousands)
Cost	$88,324	$83,470
Share of retained post-formation gains	15,359	20,637
Share of accumulated other comprehensive loss	(1)	—
Dividends received	(67,638)	(76,014)

	$36,044	$28,093

Included in receivables and payables are amounts due from or to SMP:
	As of
	December 31, 2006	March 31, 2007
	(In thousands)
Amounts due from SMP	$8,724	$10,079
Amounts due to SMP	$819	$651

In October 2005, SMP reorganized its paid-up share capital and authorized a return of a portion to its shareholders in the form of cash, the Company’s entitlement being $20.4 million, in a capital reduction sanctioned by the High Court of Singapore. In 2005, the Company received $17.3 million arising from the return of capital approved in 2005. In October 2006, the board of directors of SMP approved a second capital reduction, which was subsequently approved by the High Court of Singapore and filed with the Accounting and Corporate Regulatory Authority of Singapore in November 2006. The Company’s entitlement arising from the second return of capital from SMP was $19.1 million. In 2006, the Company received an additional $16.9 million arising from both the first and the second return of capital from SMP. In the first quarter of 2007, the Company received $4.9 million arising from the second return of capital from SMP.

Summarized unaudited financial information for SMP is shown below:

	As of
	December 31, 2006	March 31, 2007
	(In thousands)
Current assets	$72,063	$65,548
Property, plant and equipment	21,972	17,331
Other assets	55	55
Current liabilities	(40,616)	(32,561)
Other liabilities	(19)	(16)

Shareholders’ equity	$53,455	$50,357

	Three Months Ended March 31,
	2006	2007
	(In thousands)
Net revenue	$52,022	$41,490
Gross profit	10,959	5,836
Operating income	10,089	5,043
Net income	10,170	5,278

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to financial market risks is derived primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments and natural hedging by maintaining foreign currency bank deposits, the application of which is intended for hedging purposes and not for speculative purposes.

Reference is made to Part I, Item 11, Quantitative and Qualitative Disclosures About Market Risk, in the Company’s Form 20-F for the year ended December 31, 2006 and to the subheading (k) “Derivative Instruments and Hedging Activities” on page F-14 of Note 1, “Background and Summary of Significant Accounting Policies”, Note 19, “Derivative Instruments”, and Note 20, “Fair Values of Financial Instruments” in the Notes to the Consolidated Financial Statements included in Item 18 of the Company’s Form 20-F for the year ended December 31, 2006. Except for our exposure to equity price risk, which is disclosed below, there have been no material changes to our exposures to market risk as reported in these sections.

Equity Price Risk

In March 2006, we entered into the 2006 Option with GS , under which GS may purchase up to 214.8 million of our ordinary shares at S$1.60 per share should we early terminate the 2006 Option in the first year and S$2.15 per share thereafter. If the option is exercised we have the right either to issue new shares to GS or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011. As of December 31, 2006, the 2006 Option was a derivative instrument that was dual indexed to our ordinary share price and currency exchange rates. As a result we were exposed to both price fluctuations of our ordinary shares as well as exchange rate movements of the U.S. dollar, which is our reporting and functional currency, against the Singapore dollar. In March 2007, we modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a US dollar-denominated option. As of March 31, 2007, the US dollar denominated option is not exposed to market risk, as it is accounted for as shareholders’ equity in the consolidated balance sheet.

Item 4. Controls and Procedures

Not applicable.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.

Item 2. Unregistered Sales of Equity and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

None.

Item 6. Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2007

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

By:	/s/ Chia Song Hwee
Name:	Chia Song Hwee
Title:	President and Chief Executive Officer

By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer